AEM SPA

RECEIVED
2004 JUN 21 P 12:38
OFFICE OF INTERNATIONAL CORPORATE FINANCE

FILE NO. 82-4911

N.
(da citare nella risposta)

AFG/SLS/SES/294/2004/MAN/cg

Securities and Exchange Commission
Division of Corporate Finance
450 Fifth Street, N.W.
Washington, D.C. 20549
(U.S.A.)

BY COURIE 04030828

June 17, 2004

SUPPL

Attention: Special Counsel, Office of International Corporate Finance

Dear Sir or Madam,

Please find enclosed an extended summary of the Minutes of Aem Shareholders Extraordinary Meeting held on April 29, 2004 and a copy By-Laws of Aem S.p.A. translated in English.

Please do not hesitate to contact the undersigned in Milan (Italy) at 00-39-02-7720-3089, should you have any questions.

PROCESSED
JUN 22 2004
THOMSON FINANCIAL

Very truly yours,

Maria Angela Nardone
Company Secretary

Encl.

6/22

Cod. 5968117 - 6/2003

FILE NO. 82-4911

MINUTES OF THE SHAREHOLDERS' MEETING
OF A LISTED COMPANY
REPUBLIC OF ITALY

On the twenty-ninth day of April 2004, at 1.20 p.m. (one twenty), at Palazzo Turati located in Milan, at Via Meravigli no. 9/b, personally appeared before me, Mr. *Piergaetano Marchetti,* a Notary Public in Milan, enrolled at the Roll of Notaries of Milan:

- Mr. **ZUCCOLI** ***Giuliano,*** born in Morbegno, on April 12,1943, and domiciled, for the purposes of his office, in Milan, at Corso di Porta Vittoria no. 4,

who waived the attendance of witnesses with my consent.

Mr. Zuccoli, known to me to be the person whose name is subscribed hereto, in his capacity as Chairman of the Board of Directors and in the interest of the listed joint-stock company:

"AEM S.p.A."

with registered office in Milan, at Corso di Porta Vittoria no. 4, with a share capital of Euro 936,024,648.00.-, fully paid up, fiscal code No. 11957540153, enrolled with the Register of Companies of Milan under No. 11957540153 and with the R.E.A (*Registro Economico Amministrativo*, Economic and Administrative Register) of Milan under no. 1512841,

requests that I acknowledge and record the extraordinary session of the Shareholders' Meeting of the Company duly convened on first call, in accordance with the notice of call below, in order to discuss and resolve upon the agenda hereunder.

I joined the request and acknowledged that the extraordinary session of the Shareholders' Meeting - the ordinary session having already been held and recorded in separate minutes - was to be held as follows.

The Appearing Party - in his quality as Chairman of the Board of Directors - took the chair of the meeting pursuant to Article 13 of the By-Laws, and, first of all, reminded all those present of all the following communications made at the beginning of the meeting:

- of the members of the Board of Directors, in addition to himself, the following persons were present:

- Mr. Francesco Randazzo - Vice-Chairman
- Mr. Gianni Castelli
- Mr. Mario Mauri
- Mr. Paolo Oberti
- Mr. Aldo Scarselli

- as members of the Board of Statutory Auditors, the following regular auditors were present:

- Mr. Luigi Carlo Spadacini - Chairman
- Mr. Alfredo Fossati
- Mr. Italo Bruno Vergallo.

- the ordinary and extraordinary Shareholders' Meeting was duly convened on first call, to be held on this day and in this place, at 11:30 a.m., in accordance with the applicable laws and by-laws, as per Notice No. S-4079 - published in the Official Gazette of the Republic of Italy - Notice Sheet No. 70, dated March 24, 2004 -, as well as in the following dailies: *Il Sole 24 Ore*, *Il Corriere della Sera* and *Milano Finanza* dated March 24, 2004, with the following

agenda

Ordinary Session

(omissis)

Extraordinary Session

1. Proposal to amend Articles 9, 12, 13, 14, 15, 17, 18, 19, 20 of the Company by-laws and elimination of Article 16: consequent renumbering of Article 17 and subsequent:

- with regard to the issues on the agenda, the accomplishments provided by the laws and regulations then in force had been duly fulfilled and, in particular, on March 16, 2004, in compliance with the provisions of Consob regulation No. 11971/1999 and subsequent amendments and additions, the Directors' Explanatory Report for the extraordinary Shareholders' Meeting convened to resolve on amendments to the Company by-laws, had been transmitted to *Consob*[1];

[1] *Consob, Commissione Nazionale per le Società e la Borsa* = Italian Securities and Exchange Commission.

- all the documentation had been sent to:

-- the shareholders present in person or by proxy at the last meeting;

-- all shareholders registered in the Register of Shareholders as owning at least 500,000.- shares;

-- all those who had requested it,

and to all shareholders or their attending proxies;

- the staff in charge had verified the attending shareholders' legitimate right to be present at the meeting, and, in particular, that the proxies submitted by those present had been checked for compliance with the laws and by-laws in force;

- the list of the participants, whether present in person or by proxy, including all the data required by *Consob,* shall be attached to the minutes as an integral part of it, together with the list of persons admitted to hear the meeting only;

- in order to facilitate the drawing up of the minutes, the carrying out of the meeting would be recorded on tapes; furthermore, in order to cope with the technical and organizational needs of the meeting, some employees and collaborators of the company would attend the meeting from an appropriate room, connected by means of an exclusively closed circuit TV system;

- audio and videotaping would not be allowed;

- according to the records filed in the Register of Shareholders and taking into account the updates relevant to the meeting of that day, as well as according to the notices received pursuant to Article 120 of Legislative Decree No. 58/98 and other available information, the entities proven to directly or indirectly hold a number of shares equal to more than 2% of the subscribed and paid-up share capital, are the following ones:

SHAREHOLDERS	NO. OF ORDINARY SHARES	% OF SHARE CAPITAL
MUNICIPALITY OF MILAN	TOTAL NO. 918,024,174	51.000%
- DIRECTLY	917,976,774	50.997%
- INDIRECTLY, THROUGH METROPOLITANA MILANESE S.P.A.	47,400	0.003%
MOTOR COLUMBUS AG, INDIRECTLY, THROUGH ATEL ITALIA HOLDING S.R.L.	94,793,281	5.266%
ITALENERGIA BIS S.P.A., INDIRECTLY, THROUGH EDISON S.P.A.	91,807,000	5.100%

- the Board of Directors was not aware of any shareholders' agreements pursuant to Article 122 of Legislative Decree No. 58/98, whose object is the shares of the Company and, in any case, notified pursuant to Article 9 of the By-Laws;

- pursuant to Article 9, paragraph 9 of the By-Laws - except for the Municipality of Milan and the entities set forth in Article 9, paragraph 6, of the By-Laws -, the voting rights attached to the shares held by a shareholder to an extent exceeding the threshold of 5% of the share capital, could not be exercised and the voting right due to each of the entities to which the threshold of the shareholding ceiling may be referred was proportionally reduced, except as provided by previous indications jointly given by the parties concerned. Furthermore, pursuant to Article 14, paragraph 2 - except for the Municipality of Milan and the entities set forth in Article 9, paragraph 6 of the By-Laws-,

the voting right could not be exercised for more than 5% of the share capital not even by proxy, unless the proxy was granted within the framework of the procedure for request and collection of the proxies provided for by Articles 136 and subsequent of the *Testo Unico della Finanza* (Finance Consolidation Act);

- those present at the meeting were invited to declare the existence of grounds, if any, for suspension of the voting right pursuant to the applicable laws and by-laws;

- the shareholders or their proxies present - wishing to take the floor - were requested to sign up in advance by giving their names to me, Notary Public, at the chairman's table; when it would be their turn, they could speak from the microphone placed at the edge of the table;

- upon registration for admittance to the Sharehodlers' Meeting, each shareholder or proxy was given a voting card - or multiple cards if representing other shareholders by proxy - and expressed the intention, on behalf of the persons/entities represented, of expressing a "dissenting vote";

- each voting card consisted of no. 20 voting slips, each with a different colour and progressively numbered. The first 13 slips indicated the object of the relevant voting and the number of votes authorized; on the contrary, the remaining seven slips were reserved for any further voting required for the items on the agenda;

- those present in person or by proxy were requested not to absent themselves, wherever possible; however, should they leave the meeting before the voting or before the end of the meeting, they were kindly requested to hand back their attendance card to the staff in charge. Re-entry into the meeting room entails the return of the card and the related recording of attendance with the presentation, as evidence, of a specific slip.

The described voting procedure would be carried out for the resolutions relevant or related to the items on the agenda, whereas the other voting - related to the procedures for carrying out the meeting - would be exclusively carried out by a show of hands. In this case, those expressing a dissenting vote or abstaining from the vote would be obliged to communicate the name and the number of shares represented in person and/or by proxy;

- Mrs. Cinzia De Bellis and Mrs. Maria Vinti were appointed as vote counters.

Therefore, the Chairman:

- notified that no. 83 (eighty-three) shareholders were present in person or by proxy,

representing 1,117,382,080 shares equal to 62.07% of the share capital. To date, the shares owned by the Company carrying no voting rights amount to n. 18,000,000, equal to 0.999%;

- confirmed that the extraordinary session of the meeting was validly constituted as well.

***

The Chairman then moved on to the discussion of the first and single item on the extraordinary session of the Agenda, bearing the:

1. **Proposal to amend Articles 9, 12, 13, 14, 15, 17, 18, 19, 20 of the Company by-laws and elimination of Article 16; consequent renumbering of Article 17 and subsequent articles.**

In order to devote more time to the discussion on hand, the Chairman proposed to dispense with the reading of the Directors' and Board of Statutory Auditors' Reports on the by-law amendments held in the file handed over to the attendants, therefore, restricting reading to the resolution proposal.

A copy of the Directors' and Board of Statutory Auditors' Reports on the by-law amendments held in the file handed over to the attendants was attached in a single file to the present under letter "**A**".

By unanimous approval I, the Notary Public, moved on to the reading of the resolution proposal held on page 28 and following pages of the file attached under letter "A", specifying that the elimination of Article 16 of the Company by-laws entails the renumbering of all subsequent articles and, automatically, of the relating references.

The Chairman:

- stated that, for a clearer recording of results, the by-law amendments would be jointly discussed, although votings would take place separately, article by article, as would the delegation of powers as stated in the aforementioned proposal, by show of hands, with a second vote and with presentation of the relating slip (which allowed the identification of the voter name) for the optical reading not only of votes for or against, but also of abstentions;

- declared the joint discussion open on all the articles under amendment, inviting the attendants who intended to intervene on the single item of the extraordinary Agenda to promptly put their name down, stating their name to me Notary.

The discussion moved on as follows.

Mr. Basilio Rizzo, holder of 100 shares, intended to open the discussion with a detailed statement for all those patient enough to take heed and participate in the discussion. In particular, he recalled that the amendments mentioned in the Report relate to the placement on the market of a further tranche of AEM shares for a maximum 17.6% of the share capital of AEM, recently passed by the Municipality of Milan. Moreover, in regard to the appropriate enforcement of the new regulations, he pointed out that the Board of Directors acknowledged how these regulations could virtually guarantee the Municipality the appointment of the majority of directors, concurrently stressing, however, that, notwithstanding the new provisions, until the Municipality chooses not to lower its equity interest below the expected 33.4% of the share capital, even following limitation to the voting rights of the other shareholders, it would presumably be able to appoint the majority of directors in any case.

These statements, noted Mr. Rizzo, may be misleading. Firstly, it would be useful to know that the Municipal Council does not wish to merely sell: its intention is to sell if, and only if amendments are made to the Company by-laws. This means the AEM directors who put forward the amendments cannot subsequently state that they were forced to do so, given the Municipality's intention to sell. The directors are free to believe whether the proposals are beneficial to the Company - therefore to propose them or not - since they are well aware that should, by chance, the meeting deem that the new by-laws are all but beneficial to the Company, this doesn't mean that the sale by the Municipality of Milan should still go ahead because of the Municipality of Milan's express vote to reconsider its decision on the basis of the resolutions adopted by the directors and by the Shareholders' Meeting of AEM. This is no mere quibble, rather the plain fact that nobody can shrug off their responsibilities as to decisions taken, by simply stating that the fact of the matter is that the Municipality intends to sell, so that one can solely rebut the sale and not also freely resolve on the merits of the by-laws. This must be spelled out since the current trend is to discuss on independent directors. AEM's Board hosts a few persons qualified as independent, although the word should not be used abstractly, but rather in the sense of persons who are free to decide, that is, to ponder the decisions made and to be fully aware of responsibilities towards the Company as a whole and to each one of its

shareholders in a like manner.

In regard to independent directors, Mr. Rizzo pointed out that the Chairman, although qualified as such, seems not be so if, according to several newspapers, he has pulled through the Mayor's mission, while others, such as Mr. Scarselli, who is not qualified as independent, has proven to be so, representing at times one shareholder, then another, bearing constantly in mind the interest of the Company. Hence, it appears that those considered non independent have proven to be independent and vice versa. When we think of "independent" persons, we usually imagine "free" subjects; we would not need to conjure up an expression combining two opposite concepts, meaning independent and obedient board members who, on the one hand, declare themselves to be independent and, on the other, sink beneath the yoke of a mandate from whatever side or direction it may come.

Mr. Rizzo continued, saying he will judge whether the proposals are beneficial to the Company as a whole.

As already mentioned by Mr. Modolo, everybody knows the Company badly needs financial resources to grow. So the question is to see whether the amendment to the by-laws will actually help the Company gather some of these funds. The Company's goal, which should firstly be to satisfy its shareholders from a profit and share price viewpoint, is reached in two ways: either because it's a financially sound business, well-balanced, with a majority shareholder willing to invest, therefore to strive to furnish capital, should the need arise (this can be beneficial to the Company, since it makes it credible, increases its value and credibility on the market) or, alternately, it is a marketable company, which is another yet another feature that helps win market credibility and promote the enhancement of its shares. What's more, the company emerging from the proposed amendments would not fit in either model, since the party who intends to maintain control has neither the will nor the possibility to spend or invest, so much so that it shields the management of the Company with a corporate architecture which, whether tolerable or not, is by all means extremely questionable and highly intricate, and so much so that its will is to monetize the investment made in the best possible way, maintaining the helm of the Company. But the emerging company is by no means marketable, as the directors and, in particular, the auditors put it. This leads to stretching the rules of the

corporate architecture beyond limits that appear, one must stress, to ridicule or challenge the market. When a party intends to govern the Company with 33.4% of shares, while some other subject owns 66% following a take-over bid, this indeed means upsetting and ridiculing the market, so the market cannot reward such a solution.

Accordingly, on the very basis of these considerations he deemed elementary, Mr. Rizzo recalled how he had predicted, in the meeting on February 10 of the Municipal Council, placing his credibility on the line, that the share would have been dull ever since, circling around 1.5 Euro, and that the Municipality would have probably sold at least the first tranche at even a lower price, since the Mayor had recklessly and bluntly stated in one of his interviews the amount he intended to cash in from the sale. Hence, a simple division would suffice to obtain the resulting share price. Two and a half months have already gone by and the results, added Mr. Rizzo, are clearly visible to everybody. Proof is seen in the fact that, while a privatization announcement usually "boosts a share", since the AEM privatization has been announced, the share has remained dull and has probably done so through some financial aid: in this connection, he asks the amount invested to purchase treasury shares in order to prop up the share in this phase.

After mentioning he had requested the list of attendants to the Shareholders' Meeting, only to receive them at this time, during the course of the intervention Mr. Rizzo stressed how meaningful the absence of one of the major shareholders is: Edison. It would have been fitting to explain the reasons. However, he was fully aware of the reasons for the absence, as he was able to gather them at the Shareholders' Meeting of Edison held the day before, attended also by the Secretary of AEM's meeting.

Mr. Rizzo reminded that, though not being a teacher or an economist by profession, he knew for sure that when a tidal wave of shares flood the market, this is inevitably detrimental to shares already traded, so should the Municipality decide to saturate the market with the alleged percentage of shares, it will take a certain period of time to restore previous price levels. Hence, from the moment the Municipality pours all these shares on the market, the shareholders, the current small shareholders, will not see the value of their shares duly rewarded. If these common sense remarks are not unknown to the independent directors, as they cannot be, he asks the reasons why they have expressed, if they have done so, a consenting opinion to the solution presented. In

particular - this is the reason he had requested to examine the list of attendants - he believed that those who use other people's money to invest (one can use one's money as one wishes), if representing a company listed on the Stock Exchange or an investment fund, will somehow have to answer for the decisions taken and will have to explain what sort of ethics are they following that justifies their conduct of holding down the price of shares (this is the simple prophecy Mr. Rizzo stressed). In other words, those who manage other people's money should justify a transaction which does not favour the role, the logic and the importance of shares held by small shareholders, and therefore, should answer to the savers who believe or believed (following the Cirio and Parmalat scandals) that those who manage their money should do so in the name and on behalf of their interests, not of others. In this case, it would be desirable, according to Mr. Rizzo, that those about to vote in favour of the amendments to the by-laws should justify their reasons, and justify the reason why a person who governs a fund, for instance, or other people's money, decides this is beneficial to the governed. Perhaps, according to Mr. Rizzo, he's talking "nonsense", that the share will actually rise, that more profits will be reaped, that the Company will gain more resources: money to develop; if this were the case, any convinced person should speak out and justify it in a straightforward and resolute way. A director of a listed company, who manages resources of numerous people, not only his, cannot express a favourable vote only with a view, for instance, to see some posts filled by members of that specific fund, bank or company in the Board of Directors or in the Board of Statutory Auditors, since this would clash with professional ethics. Business cannot be likened to the worst side of politics, worrying solely about how to gain positions and posts, as politics is rightly blamed for.

After asking others to precede him, Mr. Rizzo moved on to explain that the reasons for his dissenting vote were in his belief that the Municipality should remain the majority shareholder of AEM and that the Municipality of Milan, with 50.1% of the share capital, should furnish its utmost availability to invest and promote the projects to relaunch this Company, to believe in the Company that is doing so well, in its results, with the aim of creating an energy pole, in order to make it a winning model, there being the chance, a successful model as AEM used to be, at least as the press puts it.

Though he hoped the Municipality would still remain in majority, Mr. Rizzo added that

this cannot be achieved - and it would be unfair to do so - by cheating with the law of numbers and of democracy, claiming to possess the majority and control of the Company even by selling the shares and holding 33%. Pardon my comparison, but one cannot be Bulgarian or Stalinist and declare to be liberal. To act liberal means to believe in being liberal; hence if the intention is to drop below 51%, this must be declared open-heartedly, assuming one's responsibility for the decision, and facing the risks the decision entails.

Once it is held good, given the rumours of acquisition (with what resources, who knows?) of Atel by AEM, that Atel casts a favourable vote "accommodating" to the circumstances, Mr. Rizzo stressed how he finds it hard to understand how others can accept a favourable vote which will hurt small and private shareholders alike.

After examining the issue from the shareholders' angle, Mr. Rizzo moved on to assess the matter from the point of view of the Company's interest.

Should the Municipality drop to 33.4% and concurrently conceive the planned financial architecture, this means its intention is to cash in, not to invest. So how can one imagine that a shareholder, whose intention is to keep 33.4%, will be able to find the resources to fund the potential growth of the Company? It would be far from credible, given the circumstances, if the Municipality were to give up profits to be able to invest or explore new paths. If the Municipality needs resources and asks for money, it would also be far from conceivable, in the presence of market and growth opportunities, if it were to subscribe any capital increase that would be required. Nor would it vote without signing it, since it would drop below the percentage upon which its architecture rests. Both independent directors and the Chairman should therefore explain why should the Company end up being virtually lame, in the potential need of new resources.

Mr. Rizzo moved on to discuss the legal side of the matter, stating he had brought and made available at entry numerous copies presented by Mr. Guido Rossi. Since they have not been seen ever since and far be it from believing they were hidden, the hope was that they were taken by shareholders, if interested, who could, in any case, ask Rizzo for other copies.

After stressing that in this case the special rule on privatizations (Law No. 474) prevails over ordinary legislation, Mr. Rizzo challenged the assumption he deemed false, in any case deceitful, according to which the Municipality would, in any case, be able to appoint

the majority of directors. This could probably apply while 60-61% attends the shareholders' meeting, since the Municipality would prevail with its 33.4% stake. Should the public offering take place, what's more compulsory, this would no longer subsist, leading to the circumstance (the same opinion voiced by Edison) where the minority shareholders still hold the majority of directors blocking the enforcement of said public offering. This clashes with the laws of democracy and of numbers and cannot be deemed lawful.

According to Mr. Rizzo, not only would national laws be disregarded, but EC rules too. Appeals would obviously be lodged. One wonders why one should not await the results of the appeals, why one should run the risk of wasting time and money.

Turning towards the Notary, Mr. Rizzo in the light of the situation appropriately expounded by the auditors, invited him to carefully ponder the matter before ratification. It would be more honest, transparent and just to conclude that, whatever the prevailing course, the ratification decision should be delegated to the ruling of the court, which, in the opinion of Mr. Rossi, can directly enforce the EC rules without resorting to the Hague Court.

First of all, Mr. Buzzi pointed out that if Mr. Rizzo, who was absent in last year's shareholders' meeting held on August 4, were to read the minutes, he would surely find the answers to some of his questions. That meeting resolved to authorize the Board of Directors to issue bonds for a total value of 1 billion euro and to purchase own shares in order to prop up the share prices. Mr. Buzzi on that occasion said that this was a "reward" to the Municipality of Milan, whose intention was to place a further tranche of shares on the market.

That being said, he moved on to his written intervention, whose text he submitted and which was transcribed hereunder.

"The hinted sale by the Municipality of Milan of a further share in the capital of AEM, owing to its need to secure financial resources for investments, stems from the sale some years ago of 40% of the share capital. Had this operation been made more cautiously and had those responsible for checking and controlling duly performed their task, today's transaction would have been surely unnecessary.

The recent Cirio and Parmalat scandals have been helpful since they prove how banks

and bankers are not above the law. Rules apply to them as to every citizen, and whoever is responsible for control should carry out the task.

That being said, I would like to ask the Councillor, Professor Talamona, representing the majority shareholder, the Municipality of Milan, if he has followed up on my observations dated August 4, 2003, performing the suggested controls.

Though I expected a negative, or partly negative answer, out of plain spirit of service (that I can still assure) I myself took the trouble of performing the controls: for roughly three months, I virtually relocated to AEM's offices, boring through tens of thousands of pages of the Company books I was allowed to examine. The results of my efforts are left to the judgement of the attendants. I therefore invite all of you to listen carefully.

There is not much to say about the public offering for sale organized for individual citizens, Milanese, Valtellina and national citizens. Instead, my greatest surprise comes from the Register of Shareholders on the list of institutional and foreign investors, from page 3517 to page 3554. Page 3517 lists n. 336 shareholders with said qualification. The figure is basically correct: I would have counted 337 codes, although the discrepancy probably lies in the double coding of the same person. The real inconsistencies are found in the total amount of shares: page 3517 states that n. 352,808,226 shares were granted to national and international investors, while the survey, which was repeated several times, had proven only 351,136,226 shares, meaning that a good 1,672,000 shares are missing.

First of all, a few words must be spent on how the Register of Shareholders is kept. The current regulations on the recording of securities state that every natural shareholder is identified by personal particulars, i.e. date of birth, fiscal code, nationality and address, while institutional and foreign investors are known by trade name, registered office address, nationality and, for Italians, fiscal code too. Each shareholder is then given a specific progressive number code which unmistakably identifies him/her from that moment onwards. For instance, the Municipality of Milan has progressive code 1, the undersigned has code 28795, and so forth.

As part of the Global Coordinator's assignment, every applicant to the assignment of shares, either natural or legal person, must fill in a very detailed prospectus with the foregoing information copied into the Register of Shareholders, it being understood that incomplete, defective or reticent prospectuses would entail refusal of the assignment,

since divergence with the regulatory framework would have barred registration. One must emphasize that the registration of rather unidentifiable shareholders clashes with the purposes of the Register of Shareholders itself and violates the right of each shareholder to gain knowledge of the identity of other shareholders.

That being said, I noticed that a number of registrations regarding sizeable amounts of shares had such oddities as to raise quite a few doubts. For instance, Shareholder n. 28184 is known solely by the initials of P.V.L. That's all. Mystery shareholder (or shareholders) P.V.L. was/were assigned 1,600,000 shares; Shareholder 28246, known by the cryptic abbreviation "Othon", was assigned 170,000 shares; Shareholder 28291, GAN, 245,000 shares, and so on. The total amount of shares assigned under unknown registrations comes to 38,259,113, which means over 9% of shares meant for institutional investors.

The most barefaced of them all is Shareholder 28191, known as Soros, who was assigned a good 1,500,000 shares. Should Soros be *the* Soros who is so popular, especially in Bankitalia, then try imagining what sort of meritorious qualifications he holds to be classified as "institutional investor".

These are, without a shade of a doubt, censurable facts that are extremely serious given their systematic occurrence and since registration in a book that is stamped and certified constitutes evidentiary value.

The assumption to consider is whether natural persons with no qualifications to be included in the category of "institutional investors" may have wrongfully entered said category, as inferred by the numerous cryptic initials and the lack of information. The lack of interest on the part of the Municipal Authority that had not foreseen any control on the conduct of those acting in its interest (the Municipal Authority's), as if the matter did not involve it and as if it had not to refer to the local community, constitutes an aggravation.

One other meaningful point regards pages 12939/12940 of Sectional Prospectus in the Register of Shareholders (this prospectus records the distribution of dividends), which registers payment of the dividend relating to coupon n.1 to Shareholder 28725, Cariplo, for the round figure of 6,000,000 shares. The same amount assigned to the "Fondo Pensioni Cariplo", within Institutional Investors, shareholder 28119, while to 28142

"Fondazione Cariplo", the shares assigned were 3,000,000. Having taken note that Shareholder 28725, Cariplo does not appear in the list of "Institutional investors", and since the list appearing from page 3517 to 3554 (+ page 3608) is mentioned as being absolutely exhaustive as to said category of shareholders, the million dollar question is where do these shares come from, plus the fact that the foregoing difference of 1,672,000 shares still awaits justification.

The foregoing questions need quick answers, as does the origin of the shareholding of "Fondazione Cariplo", consisting, as referred at page 3521, of 3,000,000 shares, while a year later, upon payment of coupon n.1, the shares had increased to 35,065,000. On the occasion of the first shareholders' meeting held by our Company, on 28.10.1998, the minutes state that only 76% of the private shareholders benefiting from the public offering for sale were, as at October 1, 1998, listed in the Register of Shareholders.

Since the miracle of the loaves and fishes took place some 2,000 years ago and is a one-off event in the history of mankind, the hypothesis is that the mysterious shares could come from the famous 24% of shares still pending registration in the Register of Shareholders as at 1.10.1998. I cannot imagine any other explanation, although I cannot rule out there may be others. This is a point to be clarified.

One other point to consider is that who fixed the sale price of shares subsequently assigned to their next of kin (meaning companies and branches of the same Bank) no less than 36 million shares (N.B., this is an approximation to the nearest number below!) and, most likely, also all or part of the foregoing mysterious shares, that is, roughly a further 32 million shares, bringing the total amount to 68 million shares, or almost 20% of the shares available. Can this be considered fair, while, according to official market news, the demand was 20 times higher than shares available? In my opinion, this is private interest associated with a clear conflict of interest. It would be just as if a referee in a football match were to whistle for a penalty and then claim to kick it himself.

Fees for the Global Coordinator were proportional to both the fixed amount, relating to the structural side of the transaction, and to the amount of shares floated. Was the variable side of fees received also for the shares kept in the Bank's availability, since they were assigned to the Bank itself or to its branches? If so, to what extent can that be considered fair? It remains clear that the Municipal Authority cannot stay put: it must act

with determination and quickly in order to ascertain whether unlawful acts were committed, and move consequently in the appropriate venues. Just like ATM is doing against the subjects who cheated it with the "Cirio bonds" coming from the same side more or less.

The reasons behind the cornering of the shares, as I have already mentioned many times before in previous shareholders' meetings, is the serious irregularity committed when assessing the AEM share, since the appraisal probably gave a wrong value to the municipal company AEM. Please refer to my previous interventions.

Last but not least, the juiciest of observations: the exact wording of page 3517 of the Register of Shareholders' (a supporting document for the foregoing reasons) states that:

"Notice is hereby given that, subsequent to notifications received from Cariplo and from Goldman Sachs, the No. 800,000,000 ordinary shares that are part of the public offering for sale and the No. 82,023,226 ordinary shares for the green shoe option have been split up as follows:

- n. 529,215,000 shares to the public offering, of which n. 211,687,500 ordinary shares reserved to AEM Spa employees and retired persons and to the 'Milanese and Valtellina Residents":

- n. 270,785,000 ordinary shares and n. 82,023,226 ordinary shares for the green shoe option issued under the institutional placement

Following reports received today from Cariplo and from Goldman Sachs, here below is the list of the names of institutional investors to whom AEM S.p.A. ordinary shares have been assigned "

There follows the 336 (or 337) names previously mentioned. The foregoing sentences unmistakably state that the n. 82,023,226 shares forming the "green shoe" option, that is, part of the amount entrusted by mandate to the Global Coordinator with the purpose of dampening any unwarranted fluctuations in the early moments of the quotation of the share, have, instead, been assigned to "Institutional and foreign investors".

This constitutes an extremely grave circumstance that, per se, justifies a liability action brought against the alleged voluntary and deliberate failure to perform the specific mandate received by the purchaser. In this case too, the Municipal Authority cannot exempt itself from urgently ascertaining the facts. No doubts remain on the civil and

penal liabilities against those who have allegedly disregarded the mandate received in such a plain manner. However, as far as the liabilities of the Municipal Authority are concerned on its failure to carry out controls, in my opinion, a specific inquiry commission would be appropriate to identify the professionals (not the politicians) responsible for the omissions, although it appears quite easy to guess "who done it", in other words, the General Management in charge at the time. In this case too, consequent measures would be appropriate, once the facts have been verified to subsist.

To conclude, it is plain to see that the privatization organized five years ago is a vivid example of how a privatization should not be carried through. If the idea of setting up a solid core of institutional investors to guarantee a balanced management was sound, then some sort of clause would have been required to keep the investment going over time to avoid the natural consequences which were bound to occur and did so, with far too many institutional investors, or rather the overwhelming majority, selling off their stake and plunging instantly into the profit-taking race and reaping big capital gains after the value of shares had skyrocketed in the space of a heartbeat.

Wouldn't it have been wiser to have elected a procedure, private negotiation, an auction or some other similar measure, to purchase the capital gains off from the Municipal Authority rather than from speculators, thus averting the current financial distress?".

Mr. Graziosi pointed out that the ownership ceiling should be lowered from 6% to 5% and asks whether such a resolution could be prejudicial to existing and consolidated cases, without the consent of such shareholders as Atel and Edison who already exceed this ceiling, given that the ownership rights of other subjects cannot be affected.

In regard to the provisions of the by-laws that establish the filing on paper, computer or audiovisual support of the full recording of interventions made in shareholders meetings, the question raised is whether they can be used against shareholders. While so far recordings were destroyed, the rule could now mean: "weigh your words" because your statements will be recorded and filed.

The Chairman pointed out that the rule is consequent to a decision taken during a lengthy debate held during a meeting of the Municipal Council.

Mr. Graziosi continued, stressing how representation on the Board is the natural consequence of the proportion of shares held. Vice versa, if the Municipality is now

given the power of direct appointment and also the possibility of presenting lists, this would double the power of its stake.

Though being in favour of privatizations and of the distinction between shareholders and directors, he underlined that the solution proposed may encumber growth. In the presence of a concentration, in fact, the Municipality, for instance, would not be able to assure the new shareholder an appropriate representation on the Board.

The directors representing the Municipality, proportional to the weight of the Municipality itself, will have to challenge other shareholders' representatives, thus guaranteeing the supremacy of the best, unlike what would take place with the proposal presented.

Mr. Muffatti declared himself to be a manager of Credito Valtellinese and to take the floor in representation of 14 shareholders, for a total of 9,585,000 shares, equal to 0.52% of the share capital, to voice a few short remarks on the project to amend the Company by-laws submitted and to make his statement of vote.

Mr. Muffatti stressed that this project revolves around changes in the governance of AEM, which is closely related to the Municipality of Milan's expected placing on the market of a further substantial tranche of shares owned by the Municipality.

As private shareholders, the parties it represented favourably consider the new privatization of AEM, since they believe it can bring further significant growth to the Company, benefiting all parties involved, since it will enable private shareholders to increase their weight in the body of shareholders.

The consequent interventions proposed on the by-laws, seem, all in all, reasonable, where the special regulations governing state-controlled corporations and the transfer of the relating equity interests (Law No. 474 of July 30, 1994) are considered, and in the light of an appropriate consideration of who actually controls the Company. The interventions on the by-laws, given their purpose of maintaining the majority of directors with the relative majority shareholder - the Municipality of Milan - can be assessed constructively if one considers corporate stability and responsibility of management; the new amendments also guarantee a significant presence of other shareholders' representatives either on the Board of Directors or on the Board of Statutory Auditors, also assuring a sound and solid corporate management.

To conclude, in regard to the new corporate framework, private shareholders will indeed be called to cover an increasingly important role in shareholders' meetings for matters pertaining to both ordinary meetings and to proposals they will judge in extraordinary sessions too.

In regard to the legitimacy of the proposed amendments, in particular, of the appointment mechanisms of the Board of Directors contemplated in the new version of article 16 of the by-laws, in the name of its representatives, Mr. Muffatti believed they have been duly assessed and checked; in this connection, the Chairman referred that the findings of the requested special independent counsel guarantee that the new mechanisms do not violate in any way any of the rules in force, therefore the decision-making process appears to be correct also in this sense.

In the light of these brief remarks, in addition to confidence placed in the Chairman and in the conduct of the directors, he communicated the favourable vote of the represented shareholders.

Mr. Modolo noted that when the Small Shareholders' Association of AEM and its executive committee had begun to discuss the amendments to the by-laws, the first point that had arisen was to weigh the proposal in the light of the interests of AEM, and of the needs and growth opportunities of the Company, and whether these changes could bring about better operative conditions to the Company, hence, from a shareholder's viewpoint, a rise in the share price. The considerations (already voiced in the ordinary session) focus on the fact that, if the presence of a solid core of shareholders who steer the Company is deemed so crucial (as it should be) to succeeding in setting the course of development, in defining corporate agreements, and in conceiving, then achieving the development of the Company, the majority shareholder's conduct, plus the proposals formulated through the aforementioned amendments will, instead, generate a situation that will turn for the worse. One cannot set up a core of shareholders who steer the company. Indeed, one of the shareholders, Edison, who could have been a potential candidate to develop partnership or industrial agreements, to conceive new developments and new alliances, has even backed out, without attending the meeting or voting. The further options also appearing in the press may even be veritable but, to date, only the clearly evident and stated agreements can be assessed.

The Municipality, added Mr. Modolo, drops from 51% to a minority interest of 33.4%, selling part of its stake with a transaction that does not set up a strong core, there being, however, the opportunity of exploring other options. ACEA of Rome, for instance, intends to increase, intead of lowering, the shareholding ceiling to 8/10%. Another company, similar to AEM, is considering alliances between the shareholder Municipality and a number of strong industrial partners in order to create that strong core that will enable it to further its strategy. Other companies have adopted very distinct policies. Under an agreed procedure, ASM of Brescia too has placed a representative of the small shareholders on its Board of Directors, such that professor Clo, in his capacity as representative of the small shareholders, has entered the Board. In AEM's case, if we consider the shares that will be placed on the market over the next few months for the general public and outstanding shares, the stake will very likely reach about 30%, quite a sizeable packet, though lacking representativeness. Hence, there are several ways to marshal development: either by forging strong alliances with industrial partners, by succeeding in bridging the divide with small shareholders, and so forth, pursuing a policy that unites the Company, triggering a tidal wave of solidarity around the Company's interests and a powerful driving force that enables it to grow and to set up alliances with other sectoral companies.

The Municipality's options, added Mr. Modolo, follow a different path altogether. The Municipality intends to preserve the same rights as before, or even more, sell the shares, cash in and act as if nothing were the matter! It is rather hard to believe that the Company, under these circumstances, can manage to think about its future. Hence, the proposed amendments do not aim at the interest of the Company, nor of the shareholders. Given the assertion that there are jurists who guarantee that the proposed operation does not carry any violation with the current regulations, doubts arise that most of the arguments put forward stem from the "go-ahead" given by the Municipality of Milan to quickly cash in.

However, added Mr. Modolo, the result achieved could have been reached, as suggested when the problem had been tackled for the first time, by adopting other strategies, separating the production area from the network, keeping 51% of the network and selling the latter even under said percentage. The procedures would have probably taken more

time, but they would have produced stability and future, instead of creating the uncertainties that are bound to arise from the challenges emerging from the course of action adopted, acting stubbornly against the interests of both the shareholders and the citizens of Milan who are, through the Municipality, the owners.

Hence, the dissenting vote against the amendments to the by-laws that steer in the wrong direction.

Mr. Girelli Consolaro, pointed out that the proposals presented may cause a loss of major shareholders, as shown by the absence of Edison, holder of 5.1%, and of the managing director.

There being no other person taking the floor, the Chairman moved on to the replies.

Firstly, the Chairman brought to notice to Mr. Rizzo that, to date, a total of n. 18,000,000 shares have been acquired, equal to 0.999% of the share capital; the average price of acquisitions up to March 31, 2004, notified to Consob, is 1.526 euro/per share.

In regard to the repeatedly discussed item concerning the alleged prejudice towards the Company, the Chairman noted how roles keep being swapped between the shareholder, whose intention is to sell the shares, and the Board of Directors who, instead, is called to set new by-laws. The Board of Directors has acted within its sphere of jurisdiction and responsibilities, that is, focusing on the amendments to the by-laws. The Municipality's intention to sell part of its shares was indeed a widely known fact, but the Board has followed its own strategies and assessments, first of all identifying a series of articles that, in any case, had to be amended, even following the corporate reform. Special attention was devoted to the amendments to a further couple of articles, considering the objection that could have favoured the majority shareholder or could have hindered a take-over bid: these are the ill-famed articles that should guarantee the Municipality the majority in the Board.

Under this point of view too, when the Board of Directors decided to submit the new version of the by-laws to the approval of the shareholders' meeting, it positively assessed the content, deeming it in conformity with the interests of the Company. In fact, the by-laws guarantee stability and a going concern, ensuring the pursuance of AEM's mission, which is to provide local communities with increasingly effective and far-reaching services. This is a basic element. AEM undertakes a large portion of its activity within

the Municipality of Milan, therefore a strong bond with the Municipality is essential to the interests of the general public.

The question as to the marketability of the Company poses a very intricate legal issue, therefore, I believe this was neither the place nor was the Chairman the most qualified person to provide an answer. The Chairman could only state that the new by-laws do not restrict the possibility for any subject to launch a general take-over bid on AEM shares.

However, one must bear in mind that the by-laws mention a shareholding ceiling which usually allows the Municipality to gain greater weight on the Board than other shareholders.

As for the alleged irregularities in the notes to the Register of Shareholders'reported by Mr. Buzzi, the Chairman recalled how the Company has assigned responsibility for the keeping of the Register of Shareholders' to Istifid S.p.A. who complies, for the relating notes, with the regulatory and legal provisions. Hence, the Board of Directors and the Chairman will be responsible for informing Istifid of any considerations that may arise and urge the necessary and due verifications.

The Chairman pointed out to Mr. Graziosi that the lowering of the shareholding ceiling from 6% to 5% was consequent to the drop of the Municipality of Milan's equity interest below 50%, in compliance with the privatization law. However, this amendment did not affect shareholders holding over 5% of the share capital, since the only effect caused by exceeding the shareholding ceiling has been the impossibility to exercise the voting rights on the shares exceeding said ceiling: the by-laws of AEM already envisage that the shareholder possessing over 5% of the share capital cannot exercise the voting rights for the shares in excess of 5%.

Mr. StefanoValerio, who represented the Chervil Power Holding fund for 36,000,000 shares, declared its intention to accept Mr. Rizzo's invitation to whoever was in favour to justify their stance.

The motivations of the investment fund it represented were rather plain. Firstly, AEM is not a marketable company at this time, therefore nothing changes tomorrow and the situation does not worsen. The benefit for shareholders is to have more shares on the market. More shares can improve pricing mechanisms, therefore increasing the share price, and helping other investment funds to acquire equity interests. The list vote

mechanism, although preserving the right of the Municipality of Milan to appoint the majority of directors, can favour the representation of minority shareholders, which may allow a presence on the Board of different positions also beyond independent directors, who should remain as such. Without getting to the heart of the matter of the political reasons or of the decisions of the Municipality of Milan, since they are decisions made by individual shareholders and do not regard the Company, as far as market assessments were concerned, the stated reasons could help and improve the position of the funds.

No other person taking the floor, the Chairman:

- declared the discussion closed;

- renewed, for all resolutions hereunder, the attendants' request to declare any lack of legitimacy to the vote and invites them not to leave the meeting room before the end of the voting;

- communicated that at the start of the voting, no. 78 (seventy eight) shareholders representing, in person or by proxy, no. 1,117,326,468 shares are present, equal to 62.07% of the share capital, of which n. 4,790,911 (Atel Italia Holding) shares, equal to 0.26% without voting right (2.58 p.m.);

First vote

- put to a vote by show of hands Article 9 of the new version of the Company by-laws previously read and transcribed hereunder,

- invited both those for and against, as well as those abstaining by second vote to exercise their vote by using green slip n. 3 of the voting card by crossing the respective box and presenting it to the staff in charge for the optical reading of their vote;

"Article 9

Pursuant to Article 3 of Decree Law No. 332 of May 31, 1994, as amended by Law No. 474 of July 30, 1994, no individual shareholder other than the Municipality of Milan, including his/her family, the shareholder him/herself, the spouse not legally separated and minor children, may hold an equity interest exceeding 5% of the share capital.

This limit also applies to shares indirectly held by a natural or legal person through subsidiary companies, trust companies or through a third party, to shares held directly or indirectly by way of pledge or usufruct, provided that the voting rights attached thereto are due to the pledgee or to the life tenant, to shares held directly or indirectly by way of

deposit, should the depositary be entitled to discretionally exercise the voting rights attached thereto, and to shares under carry-over contracts, both from the payer's and the receiver's viewpoints.

The shareholding ceiling referred to in the previous paragraph also applies to shares held by the individual shareholder's group, i.e. a party, including a controlling person/entity (which may or may not have a corporate status), subsidiary companies and companies controlled by the same controlling party, as well as affiliates (which may or may not have a corporate status). "Control" also extends to subjects other than business concerns, in the cases envisaged by Article 2359, first and second paragraph, of the Italian Civil Code. The "relation" applies in the cases laid down in Article 2359, third paragraph, of the Italian Civil Code, as well as to person/entities that, either directly or indirectly, expressly or through concerted action, enter into agreements related to the exercise of voting rights or to the transfer of shares, including third companies, and agreements or covenants laid down in Article 122 of Legislative Decree N. 58 of February 24, 1998, regardless of the validity of said covenants and agreements.

With reference to the agreements or covenants regarding the exercise of voting rights or the transfer of shares of third companies, a relation is deemed to exist if said agreements or covenants involve at least 5% of the share capital with voting rights in the event of companies traded on an official stock market, or 10% in all other cases.

Any person holding company shares in violation of the prohibition set forth in the first paragraph, shall give notice thereof in writing to the Company within 20 days after the transaction following which the equity interest has exceeded the authorized percentage limit.

Any covenant or agreement involving, for the parties, limitations or regulations to voting rights, obligations or power of to avail of a preliminary consultation on the exercise of such rights, obligations on the transfer of shares, or any agreement on the concerted purchase, shall be formalized by public deed to be notified to the Company in writing and to be made public through a notice in three national dailies, of which one financial, within 5 days from its execution. Failure to do so, the deed is consequently deemed null and void and ineffective also among the parties.

The shareholding ceiling set forth in this article shall not apply - for a period of two

years from the date when the securities are purchased or subscribed - to the shares purchased by members of the underwriting syndicates guaranteeing the successful outcome of public offers of shares launched by the Company as part of such offers.

Pursuant to Article 2, letter b), of Law Decree No. 332 of May 31, 1994, as amended by Law No. 474 of July 30, 1994, and by Law No. 350 of December 24, 2003, the validity of covenants or agreements entered into between shareholders - referred to in Article 122 of Legislative Decree No. 58 of February 24, 1998 - is conditional upon approval by the Municipality of Milan, should said covenants or agreements involve over 5% of the share capital represented by voting shares in the Shareholders' Meeting. The power of opposition shall be exercised within the deadlines and in accordance with the procedures set forth by regulations from time to time in force.

Until the expiry of the deadline to exercise the power of opposition, the parties to the covenant shall not be entitled to exercise the voting rights. Should the power of opposition be exercised, the agreements shall be deemed null and void. If, during the Shareholders' Meeting, the syndicated shareholders' conduct leads to think they will fulfil the commitments undertaken when signing the covenants referred to in the aforementioned Article 122 of Legislative Decree No. 58 of February 24, 1998, any resolution adopted with the decisive vote of these shareholders shall be appealable.

Except for the Municipality of Milan and for the persons/entities referred to in the sixth paragraph of this article, to whom the shareholding ceiling does not apply, should such ceiling be exceeded, the voting right attached to the shares held in excess of 5% of the share capital may not be exercised; accordingly, the voting right that would be due to each of the persons/entities to whom the shareholding ceiling can be referred, shall be reduced, unless prior joint instructions given by the shareholders involved.

Failing to comply, the resolution passed by the Shareholders' Meeting may be appealed pursuant to Article 2377 of the Italian Civil Code, if the majority required had not been reached without the votes in excess of the aforementioned ceiling.

The shares for which no voting rights may be exercised are, in any case, taken into account for the purposes of the regular constitution of the Shareholders' Meeting.

The statutory clauses introduced by this article, as well as those adopted to protect minority shareholders against Articles 15, first and second paragraph, 16 and 22, may

not be amended for a period of three years from the incorporation date of the Company".

The Shareholders' Meeting approved by majority of vote (according to the majority set forth by Article 15, second paragraph, of the Company by-laws in force).

Against: no. 901,217 shares.

Abstained: no. 1,698,999 shares.

Favourable votes: no. 1,109,901,252 shares (61.66% of the share capital and 99.76% of attending shares).

Not voting: 34,089 shares.

As per details attached.

The Chairman announced the result of the voting process, communicating that the list of the names of the shareholders who had voted for, against or the abstentions, and the relating number of shares, would be attached to the present minutes as an integral part thereof.

***

Second vote

The Chairman:

- put to a vote by show of hands Article 12 of the new version of the Company by-laws previously read and transcribed hereunder;
- invited both those for and against, as well as those abstaining by second vote to exercise their vote by using light blue slip n. 4 of the voting card, crossing the respective box and presenting it to the staff in charge of the optical reading of their vote;

"Article 12

"The Shareholders' Meeting shall be convened by the Board of Directors, also in venues other than the Company's registered office, providing it taking place in Lombardy, at least once a year within 120 days and, in the cases provided for by law, within 180 days after year end.

The Shareholders' Meeting shall also be convened within 3 months after the end of the first six-month period of the financial year, in order to inform the shareholders of the Company's performance and plans, or whenever the Board of Directors shall see fit and in the cases provided for by law. The notice of call shall set out the agenda and shall be given by publishing a notice in the Official Gazette of the Republic of Italy, as well as in

at least two national dailies within the deadlines and in accordance with the procedures set forth by law".

The Shareholders' Meeting approved by majority of vote.

Against: no. 853,417 shares.

Abstained: no. 460,999 shares.

Favourable votes: no. 1,111,187,053 shares (99.87% of shares attending the vote).

Not voting: no. 34,088 shares.

As per details attached.

The Chairman announced the result of the voting process, communicating that the list of the names of the shareholders who had voted for, against or the abstentions, and the relating number of shares, would be attached to the present minutes as an integral part thereof.

***

Third vote

The Chairman:

- put to a vote by show of hands Article 13 of the new version of the Company by-laws previously read and transcribed hereunder;
- invited both those for and against, as well as those abstaining by second vote to exercise their vote by using pink slip n. 5 of the voting card, crossing the respective box and presenting it to the staff in charge for the optical reading of their vote;

"Article 13

"The Shareholders' Meeting shall be presided over by the Chairman of the Board of Directors. In the event of the Chairman's absence or impediment, the Chairman shall be appointed by the Shareholders' Meeting which shall also appoint the Secretary from among those present.

Resolutions shall be recorded in the minutes duly signed by the Chairman and Secretary. The full recording of every intervention made during corporate meetings must be kept on paper, computer or audiovisual support.

If required by law or whenever the Board of Directors or the Chairman of the Shareholders' Meeting shall deem fit, the minutes shall be drawn up by a Notary Public".

The meeting approved by majority of vote.

Against: no. 853,917 shares.

Abstained: no. 250,999 shares.

Favourable votes: no. 1,111,387,053 shares (99.90% of attending shares).

Not voting: no. 200 shares.

As per details attached.

The Chairman announced the result of the voting process, communicating that the list of the names of the shareholders who had voted for, against or the abstentions, and the relating number of shares, would be attached to the present minutes as an integral part thereof.

***

Fourth vote

The Chairman:

- put to a vote by show of hands Article 14 of the new version of the Company by-laws previously read and transcribed hereunder;

- invited both those for and against, as well as those abstaining by second vote to exercise their vote by using yellow slip n. 6 of the voting card by crossing the respective box and presenting it to the staff in charge for the optical reading of their vote;

"Article 14

Attendance in Shareholders' Meetings is subject to the preliminary deposit of shares, or, alternately, to the preliminary notification by the agent who keeps the accounts on which shares are registered, made at least two days prior to the date set for the Shareholders' Meeting and in accordance with the procedures set forth in the notice of call.

Without prejudice to the provisions on the collection and request of proxies, each shareholder entitled to attend the Shareholders' Meeting shall be entitled to be represented, pursuant to law, by written proxy: except for the Municipality of Milan and for the persons/entities referred to in Article 9, sixth paragraph, of these by-laws, to whom the shareholding ceiling does not apply, no one shall be entitled to exercise the voting right, neither directly, nor on behalf of other shareholders, for over 5% of the share capital.

The Chairman of the Shareholders' Meeting shall be responsible for ascertaining the validity of the individual proxies and, in general, that persons have the right to attend the

Shareholders' Meeting".

The meeting approved by majority of vote.

Against: no. 850,117 shares.

Abstained: no. 255,999 shares.

Favourable votes: no. 1,111,370,853 shares (99.90% of attending shares).

Not voting: no. 200 shares.

As per details attached.

The Chairman announced the result of the voting process, communicating that the list of the names of the shareholders who had voted for, against or the abstentions, and the relating number of shares, would be attached to the present minutes as an integral part thereof.

***

Fifth vote

The Chairman:

- put to a vote by show of hands Article 15 of the new version of the Company by-laws previously read and transcribed hereunder;

- invited both those for and against, as well as those abstaining by second vote to exercise their vote by using green slip n. 7 of the voting card by crossing the respective box and presenting it to the staff in charge for the optical reading of their vote;

"Article 15

As to the constitution and resolutions passed in ordinary and extraordinary Shareholders' Meetings, either on first, second or third call, the latter in case of Stock Exchange listing, the provisions of law shall apply.

Pursuant to Article 2, letter c), of Law Decree No. 332 of May 31 1994, as amended by Law No. 474 of July 30, 1994, and by Law No. 350 of December 24, 2003, the Municipality of Milan shall be entitled to veto the adoption of resolutions regarding dissolution of the Company, pursuant to Article 2484, No. 6 of the Italian Civil Code, transfer of the Company for any reason whatsoever, merger, split, relocation of registered office abroad, change of corporate purpose, amendment to the by-laws abolishing or modifying, in addition to the powers of the Municipality of Milan set forth in this paragraph, also those set forth in Article 9, seventh paragraph, above".

The meeting approved by majority (in accordance with the majority established by Article 15, second paragraph, of the current Company by-laws).

Against: no. 1,077,316 shares.

Abstained: no. 1,455,001 shares.

Favourable votes: no. 1,109,944,652 shares (61.66% of the share capital and 99.37% of attending shares).

Not voting: no. 200 shares.

As per details attached.

The Chairman announced the result of the voting process, communicating that the list of the names of the shareholders who had voted for, against or the abstentions, and the relating number of shares, would be annexed to the present minutes as an integral part thereof.

***

Sixth vote

The Chairman:

- put to a vote by show of hands the proposal to eliminate Article 16 of the Company by-laws and the consequent renumbering of subsequent articles (and of the relating references in the by-laws);

- invited both those for, against, as well as those abstaining by second vote to exercise their vote by using light blue slip n. 8 of the voting card by crossing the respective box and presenting it to the staff in charge for the optical reading of their vote.

The meeting approved by majority of vote.

Against: no. 1,101,317 shares.

Abstained: no. 1,255,999 shares.

Favourable votes: no. 1,110,119,653 shares (99.78% of the attending shares).

Not voting: no. 200 shares.

As per details attached.

The Chairman announced the result of the voting process, communicating that the list of the names of the shareholders who had voted for, against or the abstentions, and the relating number of shares, would be attached to the present minutes as an integral part thereof.

***

<u>Seventh vote</u>

The <u>Chairman:</u>

- put to a vote by show of hands Article 17 of the new version of the Company by-laws renumbered as 16 previously read and transcribed hereunder:

- invited both those for and against, as well as those abstaining by second vote to exercise their vote by using pink slip n. 9 of the voting card by crossing the respective box and presenting it to the staff in charge for the optical reading of their vote.

"Article 17 renumbered as 16

The Company shall be managed by a Board of Directors formed by no less than 7 and no more than 9 members, including the Chairman. The number of members is established by the Shareholders' Meeting within the foregoing limits.

Pursuant to Article 2449 of the Italian Civil Code, the Municipality of Milan shall be entitled to directly appoint a number of directors proportional to the amount of its equity interest, rounding up the figure, in case of fraction, to the lower unit. In any case, the Municipality of Milan shall not be entitled to appoint more than a quarter of the total number of directors to appoint, rounding up the figure, in case of fraction, to the lower unit.

As for members not directly appointed by the Municipality of Milan, the election shall be based on a number of lists, in which candidates are listed according to a progressive number corresponding to the positions to fill.

Accordingly, the Shareholders' Meeting shall be convened through a prior notice to be published, pursuant to Article 2366 of the Italian Civil Code, no less than thirty days prior to the date set for the meeting; under penalty of nullity of resolutions pursuant to Article 2379 of the Italian Civil Code, the published agenda shall indicate all the items to be discussed, which may not be subsequently modified or supplemented during the Shareholders' Meeting; the lists may be presented by the outgoing directors or by shareholders representing at least one per cent of the voting shares in the ordinary Shareholders' Meeting, and shall be made public by depositing them at the Company's registered office, together with the notice appearing in three national dailies, of which

one financial, respectively at least twenty and ten days prior to the meeting.

Each shareholder, including the Municipality of Milan, may present or contribute to presenting one list only. Members belonging to a single voting trust may present and vote one list only. The agreements and votes expressed in violation of the prohibition may not be assigned to any list.

Together with the lists, the shareholders shall also deposit their candidates' irrevocable acceptance of office (conditional upon their appointment), the declaration proving that no reasons exist for ineligibility and/or forfeiture.

No person may be candidate in more than one list. Acceptance of candidacy in more than one list entails absolute ineligibility. Each shareholder shall be entitled to vote one list only.

Members are appointed as follows:

a) six tenths of the directors to appoint are drawn from the list obtaining the highest number of votes, in the progressive order appearing in the same list, rounding up the figure, in case of fraction, to the lower unit.

b) the remaining members are drawn from the second ranking list, in the progressive order appearing in the same list.

In the event of a tie vote between two or more lists, the votes obtained by each list are subsequently divided by one, two, three and so forth, depending on the number of directors pending appointment. The points obtained shall be progressively assigned to the candidates in each list, following the pre-established order. The points hence allocated to the candidates in the various lists are listed in a single decreasing ranking. The candidates achieving the highest points shall be appointed. Should candidates obtain the same points for the last member to be appointed, then the oldest candidate shall be chosen.

In the event of members appointed for reasons other than the renewal of the entire Board of Directors, the Shareholders' Meeting shall resolve with the majorities established by law, irrespective of the foregoing procedures.

Directors directly appointed by the Municipality of Milan may be revoked only by the Municipality of Milan, in accordance with the procedures laid down in its by-laws, and may be re-elected pursuant to Article 2383, third paragraph of the Italian Civil Code.

Directors shall hold office for three years.

The Shareholders' Meeting sets their remuneration".

The meeting approved by majority (in accordance with the majority established by Article 15, second paragraph, of the current Company by-laws).

Against: no. 1,092,617 shares.

Abstained: no. 1,250,000 shares.

Favourable votes: no. 1,110,134,352 shares (61.67% of the share capital and 99.78% of the attending shares).

Not voting: no. 200 shares.

As per details attached.

The Chairman announced the result of the voting process, communicating that the list of the names of the shareholders who had voted for, against or the abstentions, and the relating number of shares, would be attached to the present minutes as an integral part thereof.

***

Eighth vote

The Chairman:

- put to a vote by show of hands Article 18 of the new version of the Company by-laws, renumbered as 17, previously read and transcribed hereunder;

- invited both those for and against, as well as those abstaining by second vote to exercise their vote by using yellow slip n. 10 of the voting card by crossing the respective box and presenting it to the staff in charge for the optical reading of their vote;

"Article 18 renumbered as 17

The Board of Directors is vested with the widest powers to carry on ordinary and extraordinary operations of the Company, given that it is granted the authority to undertake any acts it deems appropriate to fulfil the corporate purpose, except for those reserved by law to the Shareholders' Meeting. In cases not provided for by the Shareholders' Meeting, the Board of Directors appoints the Chairman.

The Chairman, whatever the body he/she is appointed by, shall be selected from the directors appointed by the Municipality of Milan.

The Board may also delegate its powers of administration and representation to an

Executive Committee and/or to one or more directors, pursuant to Article 2381 of the Italian Civil Code, and may also designate, as Vice-Chairman, the director who shall replace the Chairman in case of temporary absence or impediment.

The Board may also appoint a general manager, defining his powers.

The Board of Directors may appoint a secretary, who need not be one of its members.

Directors report to the auditors in a timely fashion, in any case at least on a quarterly basis, on the occasion of meetings of the Board of Directors, or of the Executive Committee, if existing, or even directly (in writing) on business conducted and the major economic, financial and capital transactions carried out by the Company or by subsidiary companies and, in particular, on transactions entailing a potential conflict of interest".

The meeting approved by majority (also as required by Article 15, second paragraph, of the Company by-laws).

Against: no. 1,297,416 shares.

Abstained: no. 1,250,000 shares.

Favourable votes: 1,109,929,553 shares.

Not voting: no. 200 shares.

As per details attached.

The Chairman announced the result of the voting process, communicating that the list of the names of the shareholders who had voted for, against or the abstentions, and the relating number of shares, would be attached to the present minutes as an integral part thereof.

***

Ninth vote

The Chairman:

- put to a vote by show of hands Article 19 of the new version of the Company by-laws, renumbered as 18, previously read and transcribed hereunder;

- invited both those for and against, as well as those abstaining by second vote to exercise their vote by using green slip n. 11 of the voting card by crossing the respective box and presenting it to the staff in charge for the optical reading of their vote.

"Article 19 renumbered as 18

Should one or more directors cease to hold their office, the replacement shall be effected, pursuant to Article 2386 of the Italian Civil Code, within one month from termination. Had one or more vacated members been drawn from a list also holding the names of non-elected candidates, replacement take places by appointing in a progressive order, persons drawn from the same list of the vacated member who are still eligible and willing to accept the position.

Should, for any reason whatsoever, at least three of the members appointed in accordance with the procedure indicated in the foregoing Article 16 abandon their office, the entire Board of Directors shall lapse and a Shareholders' Meeting shall be urgently convened by the directors still in office to appoint the new Board. Should one or more directors appointed by the Municipality of Milan cease to hold their office, the Municipality shall be in charge of directly appointing the alternate director/s.

The directors appointed to replace the vacated members shall take on the seniority of appointment of those replaced".

The meeting approved by majority (in accordance with the majority established by Article 15, second paragraph, of the current Company by-laws).

Against: no. 1,264,616,000 shares.

Abstained: no. 1,285,001 shares.

Favourable votes: no. 1,109,927,352 shares (61.66% of the share capital and 99.77% of the voting shares).

Not voting: no. 200 shares.

As per details attached.

The Chairman announced the result of the voting process, communicating that the list of the names of the shareholders who had voted for, against or the abstentions, and the relating number of shares, would be attached to the present minutes as an integral part thereof.

***

Tenth vote

The Chairman:

- put to a vote by show of hands Article 20 of the new version of the Company by-laws,

renumbered as 19, previously read and transcribed hereunder:

- invited both those for and against, as well as those abstaining by second vote to exercise their vote by using light blue slip n. 12 of the voting card by crossing the respective box and presenting it to the staff in charge for the optical reading of their vote:

"Article 20 renumbered as 19

Meetings of the Board of Directors normally convene at the registered office upon call by the Chairman or by whoever acts in his/her place, and upon Chairman's initiative or Managing Director's request. Meetings of the Board of Directors may also be held via audio or videoconference or teleconference, providing all the attendants can be identified, that said identification is recorded in the minutes, and that all the attendants are able to follow the discussion and intervene in real time on the items being discussed. Once these conditions have been met, the meeting is deemed to be held in the venue where the Chairman and Secretary are actually located, since the latter must also draw up and sign the minutes.

The Chairman shall call the Board by means of a notice indicating the items on the agenda, sent to the directors' domiciles by hand-delivered registered letter, at least three days prior to the date set for the meeting, save for emergencies, in which cases the call may also be made by telegram or fax sent at least 24 hours prior to the date set for the meeting.

The notice of call shall also be notified to the auditors in accordance with the terms above.

The meeting of the Board of Directors shall be deemed regularly constituted, even if not convened as set forth hereinabove, when all the directors and regular auditors in office are present.

The meeting shall be deemed regularly constituted with the presence of the majority of shareholders in office. Resolutions shall be legally passed with the absolute majority of those present. In the event of a tie vote, the Chairman of the Company shall have the casting vote".

The meeting approved by majority (in accordance with the majority established by Article 15, second paragraph, of the current Company by-laws).

Against: no. 1,054,516 shares.

Abstained: no. 1,256,500 shares.

Favourable votes: no. 1,110,165,953 shares (61.67% of the share capital and 99.79% of the attending shares).

Not voting: no. 200 shares.

As per details attached.

The Chairman announced the result of the voting process, communicating that the list of the names of the shareholders who had voted for, against or the abstentions, and the relating number of shares, would be attached to the present minutes as an integral part thereof.

***

Eleventh vote

The Chairman:

- put to a vote by show of hands the proposal held in the Board of Directors' Report to vest the Board – and the Chairman on its behalf – also through proxies – with the widest powers required to give full and integral execution to the resolutions adopted herein, including the consequent compliance with mandatory provisions of law or the amendments that may be required, during registration, by the competent authorities, previously read and transcribed hereunder;

- invited both those for and against, as well as those abstaining by second vote to exercise their vote by using pink slip n. 13 of the voting card by crossing the respective box and presenting it to the staff in charge for the optical reading of their vote;

"The shareholders' meeting also resolves to vest the Board of Directors, and the Chairman on its behalf, also through proxies, with the widest powers required to give full and integral execution to the resolutions adopted herein, including the consequent harmonization to mandatory provisions of law or the amendments that may be required, during registration, by the competent authorities".

The meeting approved by majority of vote.

Against: no. 854,016 shares.

Abstained: no. 1,476,200 shares.

Favourable votes: no. 1,110,139,653 shares (99.79% of the attending shares).

Not voting: no. 200 shares.

The Chairman announced the result of the voting process, communicating that the list of the names of the shareholders who had voted for, against or the abstentions, and the relating number of shares, would be attached to the present minutes as an integral part thereof.

It is hereby acknowledged that, during the declaration of votes on this last item, Mr. Rizzo considered the approved resolutions in contrast with national and European laws, hence requested that the resolutions be nullified and, consequently, that the matter be vested with the Court.

***

Having concluded the discussion of the items on the Agenda, the Chairman thanked the attendants and declared the shareholders' meeting closed at 3.50 p.m. (three fifty).

The Chairman then handed to me Notary:

- the list of attendants, attached as "B" with details of each vote;
- the by-laws amended as per foregoing resolutions, attached as "C".

I have read the present document to the appearing party, who approves it and signs it with me, dispensing with the reading of the annexes.

It consists of seventeen sheets, typewritten by a person trusted by me and completed by hand by me Notary for pages sixty five and part of the sixty sixth.

Signed: Mr. Giuliano Zuccoli.

Signed: Mr. Piergaetano Marchetti, Notary Public.

FILE NO. 82-4911

RECEIVED
2004 JUN 21 P 12:30
OFFICE OF INTERNATIONAL CORPORATE FINANCE

AEM S.P.A.

BY-LAWS

TITLE I

NAME - REGISTERED OFFICE - DURATION - OBJECT

Article 1
A joint-stock company is hereby established with the name of **Aem S.p.A.**

Article 2
The Company's registered office is located in Milan, at Corso di Porta Vittoria no. 4.
The Company may establish or dissolve secondary offices, agencies, branches and sub-offices, both in Italy and abroad, in accordance with the procedures laid down by law.

Article 3
The Company shall continue to exist until December 31 (thirty-one) 2100 (two thousand one hundred) and may be extended by resolution of the Shareholders' Meeting.

Article 4
The purpose of the Company is to carry on, either directly or through investee companies and entities, activities in the field of research, production, supply, transportation, transformation, distribution, sale, use and recovery of energy resources, as well as activities regarding the water integral cycle.
The Company may also carry on activities in other network services, including the installation, maintenance, connection and testing of telecommunications systems, as well as provide general public utilities and perform activities instrumental, allied or ancillary to the aforementioned.
In these fields, the Company may also carry on activities regarding study, consulting and design, except for activities for which an express reservation is provided by law.
The Company may implement any and all transactions deemed necessary or useful for the attainment of corporate purposes; it shall be entitled, *inter alia,* to implement real and personal property, business, industrial and financial transactions, as well as any action associated with the fulfilment of its purpose, except for the collection of savings from the public and the carrying on of activities reserved by Legislative Decree No. 58 of February 24, 1998.
Finally, the Company may acquire interests and equity investments in other companies or businesses, both Italian and foreign, whose corporate purpose is similar, allied or ancillary to its own, and may furnish collateral and/or personal security for obligations associated with the undertaking of corporate business also to the benefit of subsidiary and/or affiliated entities and companies.

TITLE II

SHARE CAPITAL - SHARES - BONDS

Article 5

The share capital amounts to Euro 936,024,648.- (nine hundred and thirty-six million, twenty-four thousand six hundred and forty-eight) represented by no. 1,800,047,400 (one billion, eight hundred million, forty-seven thousand four hundred) ordinary shares, with a par value of Euro 0.52.- (zero point fifty-two) each.

Article 6

The shares are indivisible and each share carries one vote, except for special shares issued under the legislation from time to time in force.

Article 7

Payments for shares are required by the Board of Directors within the deadlines and in accordance with the procedures it deems best. Without prejudice to Article 2344 of the Italian Civil Code, shareholders late in their payments shall be charged an annual interest amounting to the bank rate set forth by the Bank of Italy increased by two percentage points.

Article 8

Shares are registered.

If envisaged by law, when they are fully paid up, non-voting shares may be converted to bearer shares.

Article 9

Pursuant to Article 3 of Decree Law No. 332 of May 31, 1994, as amended by Law No. 474 of July 30, 1994, no individual shareholder other than the Municipality of Milan, including his/her family, the shareholder him/herself, the spouse not legally separated and minor children, may hold an equity interest exceeding 5% of the share capital.

This limit also applies to shares indirectly held by a natural or legal person through subsidiary companies, trust companies or through a third party, to shares held directly or indirectly by way of pledge or usufruct, provided that the voting rights attached thereto are due to the pledgee or to the life tenant, to shares held directly or indirectly by way of deposit, should the depositary be entitled to discretionally exercise the voting rights attached thereto, and to shares under carry-over contracts, both from the payer's and the receiver's viewpoints.

The shareholding ceiling referred to in the previous paragraph also applies to shares held by the individual shareholder's group, i.e. a party, including a controlling person/entity (which may or may not have a corporate status), subsidiary companies and companies controlled by the same controlling party, as well as affiliates (which may or may not have a corporate status). "Control" also extends to subjects other than business concerns, in the cases envisaged by Article 2359, first and second paragraph, of the Italian Civil Code. The "relation" applies in the cases laid down in Article 2359, third paragraph, of the Italian Civil Code, as well as to person/entities that, either directly or indirectly, expressly or through concerted action, enter into agreements related to the exercise of voting rights or to the transfer of shares, including third companies, and agreements or covenants laid down in Article 122 of Legislative Decree N. 58 of February 24, 1998, regardless of the

validity of said covenants and agreements.
With reference to the agreements or covenants regarding the exercise of voting rights or the transfer of shares of third companies, a relation is deemed to exist if said agreements or covenants involve at least 5% of the share capital with voting rights in the event of companies traded on an official stock market, or 10% in all other cases.
Any person holding company shares in violation of the prohibition set forth in the first paragraph, shall give notice thereof in writing to the Company within 20 days after the transaction following which the equity interest has exceeded the authorized percentage limit.
Any covenant or agreement involving, for the parties, limitations or regulations to voting rights, obligations or power of to avail of a preliminary consultation on the exercise of such rights, obligations on the transfer of shares, or any agreement on the concerted purchase, shall be formalized by public deed to be notified to the Company in writing and to be made public through a notice in three national dailies, of which one financial, within 5 days from its execution. Failure to do so, the deed is consequently deemed null and void and ineffective also among the parties.
The shareholding ceiling set forth in this article shall not apply - for a period of two years from the date when the securities are purchased or subscribed - to the shares purchased by members of the underwriting syndicates guaranteeing the successful outcome of public offers of shares launched by the Company as part of such offers.
Pursuant to Article 2, letter b), of Law Decree No. 332 of May 31, 1994, as amended by Law No. 474 of July 30, 1994, and by Law No. 350 of December 24, 2003, the validity of covenants or agreements entered into between shareholders - referred to in Article 122 of Legislative Decree No. 58 of February 24, 1998 - is conditional upon approval by the Municipality of Milan, should said covenants or agreements involve over 5% of the share capital represented by voting shares in the Shareholders' Meeting. The power of opposition shall be exercised within the deadlines and in accordance with the procedures set forth by regulations from time to time in force.
Until the expiry of the deadline to exercise the power of opposition, the parties to the covenant shall not be entitled to exercise the voting rights. Should the power of opposition be exercised, the agreements shall be deemed null and void. If, during the Shareholders' Meeting, the syndicated shareholders' conduct leads to think they will fulfil the commitments undertaken when signing the covenants referred to in the aforementioned Article 122 of Legislative Decree No. 58 of February 24, 1998, any resolution adopted with the decisive vote of these shareholders shall be appealable.
Except for the Municipality of Milan and for the persons/entities referred to in the sixth paragraph of this article, to whom the shareholding ceiling does not apply, should such ceiling be exceeded, the voting right attached to the shares held in excess of 5% of the share capital may not be exercised; accordingly, the voting right that would be due to each of the persons/entities to whom the shareholding ceiling can be referred, shall be reduced, unless prior joint instructions given by the shareholders involved.
Failing to comply, the resolution passed by the Shareholders' Meeting may be appealed pursuant to Article 2377 of the Italian Civil Code, if the majority required had not been reached without the votes in excess of the aforementioned ceiling.
The shares for which no voting rights may be exercised are, in any case, taken into account for the purposes of the regular constitution of the Shareholders' Meeting.

The statutory clauses introduced by this article, as well as those adopted to protect minority shareholders against Articles 15, first and second paragraph, 16 and 22, may not be amended for a period of three years from the incorporation date of the Company.

Article 10

The status of shareholder entails unconditional compliance with the corporate by-laws and all the resolutions passed by the Shareholders' Meeting, including those passed prior to the acquisition of such status. With respect to corporate relations, the shareholders' domicile is considered the domicile indicated in the Register of Shareholders.

Article 10-bis

Pursuant to Article 2420-ter of the Italian Civil Code, the Board of Directors shall be entitled to issue, once or several times, for a period of five years starting from the date of the resolution passed by the Shareholders' Meeting of August 4, 2003, bonds non convertible into shares of the Company, up to a maximum amount of Euro 1 billion, Euro 500 million currently remaining following the partial execution resolved by the Board of Directors on October 8, 2003.

The Board of Directors is granted the widest powers in this regard, including the power to define the procedures and conditions of issue, yield and relevant settlement.

TITLE III
SHAREHOLDERS' MEETINGS

Article 11

The Shareholders' Meeting, legally convened and constituted, is composed of all the shareholders and represents the entire body of shareholders. Its resolutions, passed in accordance with the law, are binding upon all shareholders, including those absent or dissenting.

Article 12

The Shareholders' Meeting shall be convened by the Board of Directors, also in venues other than the Company's registered office, providing it taking place in Lombardy, at least once a year within 120 days and, in the cases provided for by law, within 180 days after year end.

The Shareholders' Meeting shall also be convened within 3 months after the end of the first six-month period of the financial year, in order to inform the shareholders of the Company's performance and plans, or whenever the Board of Directors shall see fit and in the cases provided for by law. The notice of call shall set out the agenda and shall be given by publishing a notice in the Official Gazette of the Republic of Italy, as well as in at least two national dailies within the deadlines and in accordance with the procedures set forth by law.

Article 13

The Shareholders' Meeting shall be presided over by the Chairman of the Board of Directors. In the event of the Chairman's absence or impediment, the Chairman shall be

appointed by the Shareholders' Meeting which shall also appoint the Secretary from among those present.
Resolutions shall be recorded in the minutes duly signed by the Chairman and Secretary.
The full recording of every intervention made during corporate meetings must be kept on paper, computer or audiovisual support.
If required by law or whenever the Board of Directors or the Chairman of the Shareholders' Meeting shall deem fit, the minutes shall be drawn up by a Notary Public.

Article 14

Attendance in Shareholders' Meetings is subject to the preliminary deposit of shares, or, alternately, to the preliminary notification by the agent who keeps the accounts on which shares are registered, made at least two days prior to the date set for the Shareholders' Meeting and in accordance with the procedures set forth in the notice of call.
Without prejudice to the provisions on the collection and request of proxies, each shareholder entitled to attend the Shareholders' Meeting shall be entitled to be represented, pursuant to law, by written proxy: except for the Municipality of Milan and for the persons/entities referred to in Article 9, sixth paragraph, of these by-laws, to whom the shareholding ceiling does not apply, no one shall be entitled to exercise the voting right, neither directly, nor on behalf of other shareholders, for over 5% of the share capital.
The Chairman of the Shareholders' Meeting shall be responsible for ascertaining the validity of the individual proxies and, in general, that persons have the right to attend the Shareholders' Meeting.

Article 15

As to the constitution and resolutions passed in ordinary and extraordinary Shareholders' Meetings, either on first, second or third call, the latter in case of Stock Exchange listing, the provisions of law shall apply.
Pursuant to Article 2, letter c), of Law Decree No. 332 of May 31 1994, as amended by Law No. 474 of July 30, 1994, and by Law No. 350 of December 24, 2003, the Municipality of Milan shall be entitled to veto the adoption of resolutions regarding dissolution of the Company, pursuant to Article 2484, No. 6 of the Italian Civil Code, transfer of the Company for any reason whatsoever, merger, split, relocation of registered office abroad, change of corporate purpose, amendment to the by-laws abolishing or modifying, in addition to the powers of the Municipality of Milan set forth in this paragraph, also those set forth in Article 9, seventh paragraph, above.

TITLE IV
BOARD OF DIRECTORS

Article 16

The Company shall be managed by a Board of Directors formed by no less than 7 and no more than 9 members, including the Chairman. The number of members is established by the Shareholders' Meeting within the foregoing limits.
Pursuant to Article 2449 of the Italian Civil Code, the Municipality of Milan shall be entitled to directly appoint a number of directors proportional to the amount of its equity

interest, rounding up the figure, in case of fraction, to the lower unit. In any case, the Municipality of Milan shall not be entitled to appoint more than a quarter of the total number of directors to appoint, rounding up the figure, in case of fraction, to the lower unit.

As for members not directly appointed by the Municipality of Milan, the election shall be based on a number of lists, in which candidates are listed according to a progressive number corresponding to the positions to fill.

Accordingly, the Shareholders' Meeting shall be convened through a prior notice to be published, pursuant to Article 2366 of the Italian Civil Code, no less than thirty days prior to the date set for the meeting; under penalty of nullity of resolutions pursuant to Article 2379 of the Italian Civil Code, the published agenda shall indicate all the items to be discussed, which may not be subsequently modified or supplemented during the Shareholders' Meeting; the lists may be presented by the outgoing directors or by shareholders representing at least one per cent of the voting shares in the ordinary Shareholders' Meeting, and shall be made public by depositing them at the Company's registered office, together with the notice appearing in three national dailies, of which one financial, respectively at least twenty and ten days prior to the meeting.

Each shareholder, including the Municipality of Milan, may present or contribute to presenting one list only. Members belonging to a single voting trust may present and vote one list only. The agreements and votes expressed in violation of the prohibition may not be assigned to any list.

Together with the lists, the shareholders shall also deposit their candidates' irrevocable acceptance of office (conditional upon their appointment), the declaration proving that no reasons exist for ineligibility and/or forfeiture.

No person may be candidate in more than one list. Acceptance of candidacy in more than one list entails absolute ineligibility. Each shareholder shall be entitled to vote one list only.

Members are appointed as follows:

a) six tenths of the directors to appoint are drawn from the list obtaining the highest number of votes, in the progressive order appearing in the same list, rounding up the figure, in case of fraction, to the lower unit.

b) the remaining members are drawn from the second ranking list, in the progressive order appearing in the same list.

In the event of a tie vote between two or more lists, the votes obtained by each list are subsequently divided by one, two, three and so forth, depending on the number of directors pending appointment. The points obtained shall be progressively assigned to the candidates in each list, following the pre-established order. The points hence allocated to the candidates in the various lists are listed in a single decreasing ranking. The candidates achieving the highest points shall be appointed. Should candidates obtain the same points for the last member to be appointed, then the oldest candidate shall be chosen.

In the event of members appointed for reasons other than the renewal of the entire Board of Directors, the Shareholders' Meeting shall resolve with the majorities established by law, irrespective of the foregoing procedures.

Directors directly appointed by the Municipality of Milan may be revoked only by the Municipality of Milan, in accordance with the procedures laid down in its by-laws, and may be re-elected pursuant to Article 2383, third paragraph of the Italian Civil Code.

Directors shall hold office for three years.
The Shareholders' Meeting sets their remuneration.

Article 17

The Board of Directors is vested with the widest powers to carry on ordinary and extraordinary operations of the Company, given that it is granted the authority to undertake any acts it deems appropriate to fulfil the corporate purpose, except for those reserved by law to the Shareholders' Meeting. In cases not provided for by the Shareholders' Meeting, the Board of Directors appoints the Chairman.
The Chairman, whatever the body he/she is appointed by, shall be selected from the directors appointed by the Municipality of Milan.
The Board may also delegate its powers of administration and representation to an Executive Committee and/or to one or more directors, pursuant to Article 2381 of the Italian Civil Code, and may also designate, as Vice-Chairman, the director who shall replace the Chairman in case of temporary absence or impediment.
The Board may also appoint a general manager, defining his powers.
The Board of Directors may appoint a secretary, who need not be one of its members.
Directors report to the auditors in a timely fashion, in any case at least on a quarterly basis, on the occasion of meetings of the Board of Directors, or of the Executive Committee, if existing, or even directly (in writing) on business conducted and the major economic, financial and capital transactions carried out by the Company or by subsidiary companies and, in particular, on transactions entailing a potential conflict of interest.

Article 18

Should one or more directors cease to hold their office, the replacement shall be effected, pursuant to Article 2386 of the Italian Civil Code, within one month from termination. Had one or more vacated members been drawn from a list also holding the names of non-elected candidates, replacement take places by appointing in a progressive order, persons drawn from the same list of the vacated member who are still eligible and willing to accept the position.
Should, for any reason whatsoever, at least three of the members appointed in accordance with the procedure indicated in the foregoing Article 16 abandon their office, the entire Board of Directors shall lapse and a Shareholders' Meeting shall be urgently convened by the directors still in office to appoint the new Board. Should one or more directors appointed by the Municipality of Milan cease to hold their office, the Municipality shall be in charge of directly appointing the alternate director/s.
The directors appointed to replace the vacated members shall take on the seniority of appointment of those replaced.

Article 19

Meetings of the Board of Directors normally convene at the registered office upon call by the Chairman or by whoever acts in his/her place, and upon Chairman's initiative or Managing Director's request. Meetings of the Board of Directors may also be held via audio or videoconference or teleconference, providing all the attendants can be identified, that said identification is recorded in the minutes, and that all the attendants are able to follow the discussion and intervene in real time on the items being discussed. Once these

conditions have been met, the meeting is deemed to be held in the venue where the Chairman and Secretary are actually located, since the latter must also draw up and sign the minutes.
The Chairman shall call the Board by means of a notice indicating the items on the agenda, sent to the directors' domiciles by hand-delivered registered letter, at least three days prior to the date set for the meeting, save for emergencies, in which cases the call may also be made by telegram or fax sent at least 24 hours prior to the date set for the meeting.
The notice of call shall also be notified to the auditors in accordance with the terms above.
The meeting of the Board of Directors shall be deemed regularly constituted, even if not convened as set forth hereinabove, when all the directors and regular auditors in office are present.
The meeting shall be deemed regularly constituted with the presence of the majority of shareholders in office. Resolutions shall be legally passed with the absolute majority of those present. In the event of a tie vote, the Chairman of the Company shall have the casting vote.

Article 20
The resolutions passed are transcribed into the minutes book duly signed by the Chairman of the Company and by the Secretary.

TITLE V
REPRESENTATION AND CORPORATE SIGNATURE

Article 21
The Chairman of the Board of Directors or the person designated to replace him/her in case of absence or impediment, shall each represent the Company and shall have power of signature.
The Managing Director shall be entitled to represent the Company for matters within the sphere of the proxy.

TITLE VI
AUDITORS

Article 22
The Board of Auditors is formed by three regular auditors and two alternate auditors.
The Municipality of Milan shall be entitled to directly appoint a maximum number of two regular auditors and one alternate auditor, proportional to the amount of its equity interest.
In regard to auditors pending election, the procedures set forth in Article 16 shall apply.

Article 22-bis
The Board of Auditors shall appoint its Chairman with the absolute majority of its regular members.
The Board of Auditors and its members accept their duties, are granted with the powers,

are subject to the reasons of incompatibility and to the requisites of honesty and professionalism provided for by law and by the relevant regulatory provisions.
Members of the Board of Auditors may not hold the office of auditor in more than five other companies listed on the Stock Exchange. Any auditor exceeding this limit shall be automatically vacate office.

Article 22-ter
The Board of Auditors, prior to notification to the Chairman of the Board of Directors, shall be entitled to convene the Shareholders' Meeting, the Board of Directors and, if existing, the Executive Committee. Said power may also be vested with at least two members of the Board of Auditors.

TITLE VII
FINANCIAL STATEMENTS AND PROFITS

Article 23
The financial year shall run from January 1st to December 31 of each year.
Within the deadlines and according to the procedures provided for by law, the Board of Directors shall draw up the financial statements, accompanied by the documents established by law, and transmit them to the auditors at least 30 days prior to the term set for the Shareholders' Meeting, which shall then discuss their approval.

Article 24
In order to protect public interest, the financial statements shall be audited by a major accounting firm listed in the Special Register held by *Consob*[1].
The audit findings shall be then notified to the Municipality of Milan.

Article 25
The net profits for the financial year shall be earmarked as follows:
1) at least one-twentieth of profits to the legal reserve, until this reaches an amount equal to one-fifth of the share capital;
2) the remainder shall be distributed to shareholders, unless the Shareholders' Meeting approves special withdrawals to extraordinary reserves or for other purposes, or approves to carry them forward, in whole or in part, to the subsequent financial year.

The Company may resolve to distribute interim dividends, according to the terms and conditions laid down by law.

TITLE VIII
DISSOLUTION

Article 26
In the event of winding-up and dissolution of the Company, reference shall be made to the provisions of law.

---
[1] *Commissione Nazionale per le Società e la Borsa* = Italian Securities and Exchange Commission.

TITLE IX
TEMPORARY AND FINAL PROVISIONS

Article 27

For matters not expressly provided for and governed by these by-laws, the current provisions of law on joint-stock companies shall apply.

Any dispute arising out of the relations between the Company, the shareholders and the members of the corporate bodies, shall fall under the jurisdiction of the Court of Milan.